

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Jeffrey Marell
Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

>   **Re: HEMISPHERE MEDIA GROUP, INC.**
>   **Schedule 13E3 filed by Hemisphere Media Group, Inc. et. al.**
>   **Filed June 27, 2022**
>   **File No. 005-87408**
>
>   **Preliminary Proxy Statement**
>   **Filed June 27, 2022**
>   **File No. 001-35886**

Dear Mr. Marell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

Exhibits

1. Please refile exhibits (c)(iii), (c)(iv) and (c)(v) without the "confidential" headers.

General

2. Please provide us your analysis as to why Searchlight is not a filing person. We note that Searchlight, not Gato, initiated and conducted the negotiations for the current transaction and that you refer to certain Hemisphere board members as "Searchlight's representatives on the Hemisphere Board."

Preliminary Proxy Statement

Summary Term Sheet, page 1

3. Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.

4. We note your statements that "Under a possible interpretation of the SEC rules governing "going-private" transactions, each of the Parent Entities may be deemed to be affiliates of Hemisphere" on page 3 and throughout the proxy statement. Given your determination to include those persons as filing persons to the Schedule 13E-3, it is inappropriate to make such disclaimers. Please revise.

Background of the Mergers, page 22

5. Refer to the entry for January 6, 2022, on page 23. Please tell us why neither Searchlight nor Gato filed a Schedule 13D or an amendment thereto in connection with its decision to submit an indication of interest to acquire all of the company's outstanding shares, its subsequent submission of the indication of interest on January 8, 2022 and other events during the negotiation of the current transaction.

6. Please update your disclosure relating to the proposals received after the execution of the merger agreement.

Purpose and Reasons of Hemisphere for the Mergers, page 33

7. We note your disclosure that this section includes "some of the significant factors" supporting the Special Committee's fairness determination. Please revise to include all material factors.

8. We note the disclosure on page 23 relating to the authority granted to the Special Committee. It does not appear that the Board delegated authority to the Special Committee to evaluate the fairness of the transactions on the company's behalf. Thus, please revise this section to explicitly state whether Hemisphere reasonably believes that the transactions are fair or unfair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

9. Provide the disclosure to address each factor included instruction 2 to Item 1014 of Regulation M-A. Apply this comment also to the Parent Entities disclosure.

10. Please revise your disclosure to discuss how the fact that shareholders of Class B common stock are receiving $7 per share affects your fairness determination. Apply this comment also to the Parent Entities disclosure.

11.   We note that the Special Committee considered the Moelis and PJT analyses and opinions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must *expressly adopt* this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Moelis's and PJT's analyses and conclusions as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

12.   Please address how any filing person relying on the Moelis opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Excluded Shares, rather than all security holders unaffiliated with the company.

Opinion of PJT Partners LP, page 36

13.   Please revise the subsection captioned "Selected Precedent Transactions Analysis" to explain why PJT determined to lower the high end of the range of TEV/LTM EBITDA (post-SBC) – Networks Selected Transactions from 16.2x to 8x. Also, revise the section disclosing the company's fairness determination to describe how the Special Committee considered such a significant reduction in this multiple.

Opinion of Moelis & Company LLC, page 44

14.   We note that Moelis made an oral presentation on March 7, 2022. Please revise this section to provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to that presentation and to the April 24, 2022 presentation.

Certain Unaudited Prospective Financial Information, page 59

15.   Please revise to include the full projections instead of a summary.

Where You Can Find Additional Information, page 143

16.   Note that neither Schedule 13E-3 nor Schedule 14A specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Jeffrey Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
July 15, 2022
Page 4

<u>Form of Proxy Card, page E-6</u>

17.   Please revise the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A. In this respect, please confirm supplementally that you will not use any proxies you received.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at (202) 551-3619.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Mergers & Acquisitions